CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$750,000	$29.48

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $375,585.36 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $29.48 offset against the registration fee due for this offering and of which $375,555.88 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1079 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 121-I dated March 7, 2008	Product Supplement No. 121-I Registration Statement No. 333-130051 Dated March 10, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $750,000 Semi-Annual Review Notes Linked to the S&P 500® Financials Index due March 19, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the S&P 500® Financials Index is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is March 16, 2009.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 19, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on March 10, 2008 and are expected to settle on or about March 13, 2008.

Key Terms

Index:	The S&P 500® Financials Index (the “Index”)
Automatic Call:

If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	100% of the Initial Index Level.
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•  21.750% x $1,000 if called on the first Review Date
•  32.625% x $1,000 if called on the second Review Date
•  43.500% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 314.67.
Ending Index Level:	The Index closing level on the final Review Date.
Review Dates†:	March 16, 2009 (first Review Date), September 16, 2009 (second Review Date) and March 16, 2010 (final Review Date).
Maturity Date†:	March 19, 2010
CUSIP:	48123MZP0
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 121-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 121-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$22.50	$977.50

Total	$750,000	$16,875	$733,125

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $22.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $11.25 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 121-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $22.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 10, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 121-I dated March 7, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 7, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 121-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 121-I dated March 7, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001431/e30670-424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.” The following table assumes a Call Level of 320 on the first Review Date and a Call Level equal to a hypothetical Initial Index Level of 320 on the second and final Review Dates. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 21.750%, 32.625% and 43.500%, respectively, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date

576.00	80%	21.750%	32.625%	43.500%
544.00	70%	21.750%	32.625%	43.500%
512.00	60%	21.750%	32.625%	43.500%
480.00	50%	21.750%	32.625%	43.500%
448.00	40%	21.750%	32.625%	43.500%
416.00	30%	21.750%	32.625%	43.500%
384.00	20%	21.750%	32.625%	43.500%
352.00	10%	21.750%	32.625%	43.500%
320.00	0%	21.750%	32.625%	43.500%
319.68	-0.1%	N/A	N/A	0.000%
304.00	-5%	N/A	N/A	0.000%
288.00	-10%	N/A	N/A	0.000%
272.00	-15%	N/A	N/A	-5.556%
256.00	-20%	N/A	N/A	-11.111%
224.00	-30%	N/A	N/A	-22.222%
192.00	-40%	N/A	N/A	-33.333%
160.00	-50%	N/A	N/A	-44.444%
128.00	-60%	N/A	N/A	-55.556%
96.00	-70%	N/A	N/A	-66.667%
64.00	-80%	N/A	N/A	-77.778%
32.00	-90%	N/A	N/A	-88.889%
0.00	-100%	N/A	N/A	-100.000%

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Financials Index	PS-1

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 320 to an Index closing level of 384 on the first Review Date. Because the Index closing level on the first Review Date of 384 is greater than the corresponding Call Level of 320, the notes are automatically called, and the investor receives a single payment of $1,217.50 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 320 to an Index closing level of 319.68 on the first Review Date, 304 on the second Review Date, and 288 on the final Review Date. Because (a) the Index closing level of the Index on each of the Review Dates (319.68, 304 and 288) is less than the corresponding Call Level of 320, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 320 to an Index closing level of 304 on the first Review Date, 288 on the second Review Date, and 256 on the final Review Date. Because (a) the Index closing level on each of the Review Dates (304, 288 and 256) is less than the corresponding Call Level of 320, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 21.750% x $1,000 if called on the first Review Date; (ii) 32.625% x $1,000 if called on the second Review Date; or (iii) 43.500% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over two years, the notes will be called before maturity if the Index closing level is at or above the Call Level n a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.
  RETURN LINKED TO THE S&P 500® FINANCIALS INDEX — The return on the notes is linked to the S&P 500® Financials Index. The S&P 500® Financials Index is a capitalization-weighted index that represents the financial sector of the companies the equity securities of which are included in the S&P 500® Index. The S&P 500® Financials Index is intended to provide an indication of the pattern of the movements of the equity securities of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. The S&P 500® 500 Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Financials Index” in the accompanying product supplement no. 121-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 121-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Financials Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 121-I dated March 7, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Financials Index would have.
  THE PERFORMANCE OF THE INDEX MAY DIFFER FROM THE PERFORMANCE OF THE S&P 500® FINANCIALS INDEX — Although the S&P 500® Financials Index consists of companies drawn from the universe of companies included in the S&P 500® Index, the performance of the Index may differ from the performance of the S&P 500® Index because the composition and weighting of the Index differs from the composition and weighting the S&P 500® Index. Because of this imperfect correlation, the return on the notes will not be the same as a debt security with a payment at maturity linked to the performance of the S&P 500® Index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE INDEX IS CONCENTRATED IN THE FINANCIAL SERVICES SECTOR — All or substantially all of the equity securities which are included in the Index are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. Because the value of the notes is linked to the performance of the Index, an investment in these notes will be concentrated in the financial services sector. Financial services companies are subject to extensive government regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts). As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index, but, to our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities composing the Index;
    interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Financials Index	PS-3

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 3, 2003 through March 7, 2008. The Index closing level on March 10, 2008 was 314.67. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Semi-Annual Review Notes Linked to the S&P 500® Financials Index	PS-4